Filed by ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Eclipsys Corporation

Commission File No.: 000-24539

The following is an interview with Glen Tullman, Chief Executive Officer of the Company, and Crain’s Chicago Business on June 21, 2010.

Glen Tullman’s next trick: transform Allscripts

By: Mike Colias June 21, 2010

CEO Glen Tullman must soothe worried investors while working to integrate Eclipsys, which would double Allscripts workforce. Photo: Erik Unger

Glen Tullman, an amateur magician, just pulled a $1.3-billion rabbit from his hat.

The CEO of Allscripts-Misys Healthcare Solutions Inc., a company that’s already the nation’s top provider of medical software for doctors’ offices, struck a deal this month to crack the much-larger hospital market by acquiring Eclipsys Corp. of Atlanta. And, in an unusual two-step maneuver, Mr. Tullman, 50, unshackled himself from Misys PLC, the British software maker that took a majority stake in Allscripts via a 2008 merger.

Now comes the hard part. He must quell investors worried that the deal to regain control from Misys, through repurchasing shares and a secondary stock offering, will depress Allscripts’ stock. And he’ll have to quickly absorb Eclipsys, which would double Allscripts’ workforce and nearly double its revenue, to $1.4 billion, just as hospitals and physician groups decide how to spend $30 billion in federal stimulus money for digitizing patient records.

“It’s showtime,” says Leo Carpio, a New York-based analyst at Caris & Co. “Allscripts will have to execute this flawlessly.”

It’s the boldest move of Mr. Tullman’s 13 years leading Allscripts, an erstwhile packager of pills transformed into a rare success story among Chicago tech startups — despite some time on the ropes. The company was almost a casualty of the bursting tech bubble, which sent its shares crashing from a high of $86 in 2000 to $2 two years later. Then it lost two-thirds of its value after a problematic product launch a few years ago.

But Allscripts is resurgent thanks to the Obama administration’s prodding of doctors to go digital. The feds are dangling incentives of up to $44,000 for them to switch to electronic records by 2014.

Even without Eclipsys, most analysts were predicting that Allscripts’ revenue would jump nearly 40% by then, to around $1 billion.

Mr. Tullman’s role as a health care IT adviser to the Obama Administration led to whispers of political aspirations. He’s tamped those down, saying he’s committed to making the Eclipsys deal work.

The Eclipsys deal allows Mr. Tullman to go after big health systems that want their doctors and hospitals to communicate seamlessly.

“Now we can walk in and offer something nobody else can: an end-to-end, integrated solution for both inside the hospital and the physicians outside its walls,” Mr. Tullman says.

But he won’t lose his toughest rival: Epic, a privately held Wisconsin company that already combines electronic medical records for hospitals and doctors. Epic has been the choice of many of Chicago’s largest hospitals, including Rush University Medical Center and University of Chicago Medical Center.

“Allscripts needed to do something to better compete with Epic,” says Gene Mannheimer, a New York-based analyst at Auriga USA LLC.

Mr. Tullman also will encounter bigger players like San Francisco-based McKesson Corp. and Cerner Corp. of Kansas City, Mo., leaders in hospital IT systems that are beefing up their physician offerings.

Adding Eclipsys eventually could make Allscripts a takeover target, Mr. Mannheimer says. Mr. Tullman says he’s only “interested in building a great company.”

THE MAGICIAN

Mr. Tullman developed an interest in magic while growing up, in Highland Park and later in northern New Jersey. He once drafted a business plan for a magic-themed Manhattan restaurant with magician David Copperfield, but the venture went nowhere.

He took two companies public before being hired in 1997 to steer Allscripts into health records. He’s stayed despite the itch many entrepreneurs would have had to move on.

“You don’t see many people who’ve led a company from venture-backed to a multibillion-dollar market cap and the industry leader,” says Michael Kluger, an Allscripts board member and New York private-equity exec, who recruited Mr. Tullman to Allscripts.

Mr. Tullman still dabbles in side ventures, including co-founding SoCore Energy LLC, a Chicago solar-energy firm. Colleagues marvel at his energy.

Pete Kadens, SoCore’s president and co-founder, recently discussed a $10-million client project in a 40-minute phone call during which Mr. Tullman was breezing through a six-mile run. “The guy just mines time from somewhere,” Mr. Kadens says.

Mr. Tullman’s role as a health care IT adviser to the Obama administration led to whispers of political aspirations. He’s tamped those down, saying he’s committed to making the Eclipsys deal work. “We’re bringing together two of the best companies in the hottest sector in our economy today,” he says. “What better place could you be?”

But investors need convincing. Allscripts’ shares have sunk 12% since the June 9 announcement of the deal, which calls for Misys to unload 36 million Allscripts shares in a secondary public stock offering. Allscripts also will pay $577.4 million for 24 million shares and offer a premium fee to the British firm, which will retain a roughly 8% stake.

Some investors are nervous that the deal won’t get done, analysts say, because it’s contingent on Misys being able to price the stock offering at $16.50 or more. Allscripts shares traded at $16.18 Friday.

Mr. Tullman says simply: “This will absolutely get done.”

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed merger transaction involving Allscripts-Misys Healthcare Solutions, Inc. (“Allscripts”) and Eclipsys Corporation (“Eclipsys”). In connection with the proposed transaction, Allscripts will file with the SEC a registration statement on Form S-4 and Allscripts and Eclipsys will mail a joint proxy statement/prospectus/information statement to their respective stockholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO READ CAREFULLY IN THEIR ENTIRETY THE JOINT PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER ALLSCRIPTS OR ECLIPSYS WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus/information statement will be mailed to Allscripts’ and Eclipsys’ stockholders. Investors and stockholders of Allscripts and Eclipsys will be able to obtain a free copy of the joint proxy statement/prospectus/information statement, as well as other filings containing information about Allscripts and Eclipsys, without charge, at the website maintained by the SEC (http://www.sec.gov). Copies of the joint proxy statement/prospectus/information statement and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus/information statement can also be obtained, without charge, on the investor relations portion of Allscripts’ website (www.allscripts.com) or the investor relations portion of Eclipsys’ website (www.eclipsys.com) or by directing a request to Allscripts’ Investor Relations Department at 222 Merchandise Mart Plaza, Suite 2024, Chicago, Illinois 60654, or to Eclipsys’ Investor Relations Department at Three Ravinia Drive, Atlanta, Georgia 30346.

Allscripts and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Allscripts’ directors and executive officers is available in Allscripts’ proxy statement for its 2009 annual meeting of stockholders and Allscripts’ Annual Report on Form 10-K for the year ended May 31, 2009, which were filed with the SEC on August 27, 2009 and July 30, 2009, respectively. Eclipsys and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Eclipsys’ directors and executive officers is available in Eclipsys’ proxy statement for its 2010 annual meeting of stockholders and Eclipsys’ Annual Report on Form 10-K for the year ended December 31, 2009, which were filed with the SEC on March 26, 2010 and February 25, 2010, respectively. Investors and stockholders can obtain free copies of these documents from Allscripts and Eclipsys using the contact information above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus/information statement and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. Statements regarding the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, platform and product integration, the connection and movement of data among hospitals, physicians, patients and others, merger synergies and cost savings, client attainment of “meaningful use” and accessibility of federal stimulus payments, enhanced competitiveness and accessing new client opportunities, market evolution, the benefits of the combined companies’ products and services, the availability of financing, future events, developments, future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future are forward-looking statements within the meaning of these laws. These forward-looking statements are subject to a number of risks and uncertainties, some of which are outlined below. As a result, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Allscripts, Eclipsys or the combined company or the proposed transaction.

Such risks, uncertainties and other factors include, among other things: the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of Eclipsys’ stockholders to approve the Merger Agreement; the failure of Allscripts’ stockholders to approve the issuance of shares in the merger; the possibility that the proposed transaction does not close, including due to the failure to satisfy the closing conditions; the possibility that the expected synergies, efficiencies and cost savings of the proposed transaction will not be realized, or will not be realized within the expected time period; potential difficulties or delays in achieving platform and product integration and the connection and movement of data among hospitals, physicians, patients and others; the risk that the contemplated financing is unavailable; the risk that the Allscripts and Eclipsys businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; competition within the industries in which Allscripts and Eclipsys operate; failure to achieve certification under the Health Information Technology for Economic and Clinical Health Act could result in increased development costs, a breach of some customer obligations and could put Allscripts and Eclipsys at a competitive disadvantage in the marketplace; unexpected requirements to achieve interoperability certification pursuant to the Certification Commission for Healthcare Information Technology could result in increased development and other costs for Allscripts and Eclipsys; the volume and timing of systems sales and installations, the length of sales cycles and the installation process and the possibility that Allscripts’ and Eclipsys’ products will not achieve or sustain market acceptance; the timing, cost and success or failure of new product and service introductions, development and product upgrade releases; competitive pressures including product offerings, pricing and promotional activities; Allscripts’ and Eclipsys’ ability to establish and maintain strategic relationships; undetected errors or similar problems in Allscripts’ and Eclipsys’ software products; the outcome of any legal proceeding that has been or may be instituted against Allscripts, Misys plc or Eclipsys and others; compliance with existing laws, regulations and industry initiatives and future changes in laws or regulations in the healthcare industry, including possible regulation of Allscripts’ and Eclipsys’ software by the U.S. Food and Drug Administration; the possibility of product-related liabilities; Allscripts’ and Eclipsys’ ability to attract and retain qualified personnel; the implementation and speed of acceptance of the electronic record provisions of the American Recovery and Reinvestment Act of 2009; maintaining Allscripts’ and Eclipsys’ intellectual property rights and litigation involving intellectual property rights; risks related to third-party suppliers and Allscripts’ and Eclipsys’ ability to obtain, use or successfully integrate third-party licensed technology; and breach of Allscripts’ or Eclipsys’ security by third parties. See Allscripts’ and Eclipsys’ Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended May 31, 2009 and December 31, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to Allscripts’ and Eclipsys’ respective businesses. The statements herein speak only as of their date and neither Allscripts nor Eclipsys undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations.